                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ________________
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 4)
                               __________________
                               COMSAT CORPORATION
                           (Name of Subject Company)

                                 REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                             STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 897-6000

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                 SUITE 500 WEST
                          WASHINGTON, D.C.  20004-1109
                                 (202) 383-5300

                           CALCULATION OF FILING FEE

Transaction Valuation(1): $1,169,509,386       Amount of Filing Fee: $227,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the "Shares"), of COMSAT Corporation (the "Company") at a price per Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.


[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $227,901            Filing Parties: Regulus, LLC and
                                                            Lockheed Martin
                                                            Corporation

Form or registration no.: Schedule 14D-1       Date Filed: September 25, 1998

                        (Continued on following page(s))



                              (Page 2 of 6 pages)

This Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

   The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 10.  ADDITIONAL INFORMATION.

   Item 10(f) is hereby amended and supplemented by the addition of the following paragraphs thereto:

     On January 7, 1999, Parent issued the press release attached hereto as Exhibit (a)(12) pursuant to which it announced that the Purchaser had extended the Offer until 12:00 midnight, New York City time on Thursday, March 4, 1999. The full text of the press release is incorporated herein by reference. The terms of the extended Offer otherwise remain the same as those of the original Offer as set forth in the Offer to Purchase filed with the Securities and Exchange Commission on September 25, 1998. The Offer is being extended because certain required regulatory and shareholder approvals have not yet been obtained.

     According to First Chicago Trust Company of New York, the depositary for the offer, as of the close of business on January 6, 1999, 9,912,098 shares of Company Common Stock had been validly tendered and not withdrawn pursuant to the Offer. None of these shares were tendered pursuant to notices of guaranteed delivery.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended and supplemented by the addition of the following paragraph thereto:

     (a)(12)  Text of Press Release issued January 7, 1999



                              (Page 3 of 6 pages)

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                January 7, 1999



                                                REGULUS, LLC



                                                By: /s/ Stephen M. Piper
                                                   ----------------------------
                                                Name:  Stephen M. Piper
                                                Title: Vice President




                              (Page 4 of 6 pages)

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                January 7, 1999



                                                LOCKHEED MARTIN CORPORATION



                                                By: /s/  Stephen M. Piper
                                                   ---------------------------
                                                Name:  Stephen M. Piper
                                                Title: Assistant Secretary





                              (Page 5 of 6 pages)

                               14D-EXHIBIT INDEX

EXHIBIT     DESCRIPTION
-------     -----------

(a)(12)     Text of Press Release issued January 7, 1999






                              (Page 6 of 6 pages)